Richard A. Krantz | Partner

200 Park Avenue

Suite 1700

New York, New York 10166

Office: 646-632-3730

Cell: 203-362-8007

rkrantz@cm.law

May 16, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Lewis, Staff Accountant

Isaac Esquivel, Staff Accountant

Re: Argan, Inc.

Form 8-K

Filed April 13, 2022

File No. 001-31756

Ladies and Gentlemen:

This firm represents Argan, Inc., a Delaware corporation (“Argan”), which received your comment letter dated May 13, 2022 (the “Comment Letter”).

Set forth below is Argan’s response to the Comment Letter regarding its Form 8-K filed on April 13, 2022. Argan affirms that it is responsible for the accuracy and adequacy of the disclosures that have been made in its filings, notwithstanding any review, comments, action, or absence of action by the staff. Argan’s response to the Comment Letter is as follows:

Form 8-K Filed April 13, 2022

Exhibit 99.1

Summary Information, page 1

Comment

We note your presentation of EBITDA per diluted share for the fiscal years ended January 31, 2022 and 2021. Please tell us how your presentation complies with the guidance in Questions 103.02 and 102.05 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response

Argan hereby confirms that it will omit any non-GAAP per share information in future press releases that include financial results and in future filings with the Commission.

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Culhane Meadows National Mail Support Center | 13101 Preston Road, Suite 110-1500 | Dallas, Texas | 75240

Page | 2

It should be noted that non-GAAP per share information has never been included in Argan’s Annual Reports on Form 10-K or its Quarterly Reports on Form 10-Q.

If you have any additional concerns or comments, please contact the undersigned.

Sincerely,

/s/ Richard A. Krantz

CULHANE MEADOWS PLLC

www.culhanemeadows.com